					Exhibit 12
Motorola Solutions, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,

(In Millions)	2013	2012	2011	2010	2009

Pretax income (1)	$1,135	$1,211	$726	$661	$636

Fixed charges (as calculated below)	155	128	164	260	256

Earnings (2)	$1,290	$1339	$890	$921	$892

Fixed charges:

Interest expense	$132	$105	$132	$217	$207

Rent expense interest factor	22	22	31	41	47

Amortization of debt issuance discounts	1	1	1	2	2

Total fixed charges (2)	$155	$128	$164	$260	$256

Ratio of earnings to fixed charges	8.3	10.5	5.4	3.5	3.5

Notes
(1) After adjustments required by Item 503 (d) of SEC Regulation S-K.

(2) As defined in Item 503 (d) of SEC Regulation S-K.